Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Brian J. Lane
Direct: 202.887.3646
Fax: 202.530.9589

December 20, 2011	Client: 90585-00002

Via EDGAR

Perry J. Hindin

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:	ChinaCast Education Corporation
Preliminary Proxy Statement on Schedule 14A
Filed on December 13 and 15, 2011
Filed by Ned Sherwood, ZS EDU L.P., et al.
File No. 001-33771

Dear Mr. Hindin:

On behalf of our client, Ned L. Sherwood (“Mr. Sherwood”), set forth below are Mr. Sherwood’s responses to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), contained in the comment letter dated December 15, 2011 (the “Comment Letter”) with respect to the above referenced Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”). Attached hereto is Amendment No. 2 to Mr. Sherwood’s Preliminary Proxy Statement (the “Revised Proxy Statement”). Capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Revised Proxy Statement.

Mr. Sherwood’s responses to the Staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comment in the Comment Letter.

General

1.	We note that the ten calendar day period set forth in Exchange Act Rule 14a-6(a) will not expire until after December 20, 2011, the current date of the Annual Meeting. Should the Company postpone the Annual Meeting so that the participants will be able to disseminate this proxy statement in compliance with Rule 14a-6, please ensure the proxy statement is revised to reflect such new date. Depending on the date of any postponed meeting, the Staff may issue a further comment seeking an explanation as to the adequacy of time given shareholders to review the disseminated materials and make an informed voting decision.

Brussels • Century City • Dallas • Denver • Dubai • Hong Kong • London • Los Angeles • Munich • New York

Orange County • Palo Alto • Paris • San Francisco • São Paulo • Singapore • Washington, D.C.

Response:

On behalf of Mr. Sherwood, we acknowledge the Staff’s comment.

2.	It is our understanding that the Company believes Mr. Sherwood and his fellow participants have failed to comply with the Company bylaws’ advance notice provisions (sections 2.2 and 3.3) required to properly bring business before the annual meeting and to nominate persons for election to the Board. Please provide clear and prominent disclosure advising shareholders that the Company may determine not to recognize any of the nominees identified on the Sherwood proxy cards and as a result, shareholders who grant Mr. Sherwood proxy authority may be disenfranchised with respect to all votes cast in favor of the three nominees named in the Sherwood proxy statement.

Response:

We respectfully note for the Staff that on December 20, 2011, Vice Chancellor Parsons issued a memorandum opinion and granted Mr. Sherwood’s and ZS EDU L.P.’s motion for a temporary restraining order to postpone the Annual Meeting until January 10, 2012 at 9:00 a.m. Beijing Standard Time. In the opinion issued by the Court, Vice Chancellor Parsons found that he “is convinced that…there is a fair possibility that Plaintiffs can nominate an opposing slate consistent with the Company’s bylaws.”1 As such, we would be surprised if the Company continued to assert these arguments as we believe they are inconsistent with the opinion issued by Vice Chancellor Parsons.

[1]	Sherwood, et al. v. Chan Tze Ngon, et al., No. 7106-VCP (Del. Ch. Dec. 20, 2011) (mem. op. granting temporary restraining order).

Questions and Answers, page 3

3.	We note the disclosure in the fourth question in this section indicating that shareholders will not be able to vote for any Company nominee, other than Mr. Tseung, on the participants’ proxy card. Please revise to provide clear and prominent disclosure in the proxy statement as well as on the proxy card advising shareholders that if they grant the participants a proxy, they will effectively be disenfranchised with respect to the other three slots for which the participants have not named nominees because shareholders will not also be able to use the Company’s card to vote for the remaining three slots on the Board.

Response:

In response to the Staff’s comment, Mr. Sherwood has supplemented the Revised Proxy Statement with the following disclosure:

“As a result of Mr. Sherwood only soliciting proxies for our three Nominees, stockholders who vote for our three Nominees will not be permitted to exercise their right to vote for the other three Board seats that are up for election at the Annual Meeting.”

Background to the Solicitation, page 4

4.	We refer to the first four paragraphs of this section. Please expand the disclosure to provide more detail of events that transpired between November 14, 2011 and December 8, 2011 resulting in the Board removing Mr. Sherwood from its slate of nominees.

Response:

In response to the Staff’s comment, Mr. Sherwood has supplemented the Revised Proxy Statement with the following disclosure:

“On November 15, 2011, the Company announced that the Board had formed a Special Committee to consider strategic alternatives, three and a half months after receiving the August 1 unsolicited offer. Mr. Sherwood questioned the timing and composition of the Special Committee. He expressed the view that the Special Committee should have included both Mr. Tseung and himself, given the wealth of their experience in investing and financial matters. Mr. Chan did not appreciate the objection.

On November 23, 2011, Mr. Sherwood and certain of his affiliates filed an amendment to their previously filed Schedule 13D. The amended Schedule 13D disclosed that Mr. Sherwood intended to withhold his vote for Justin Tang, a current member of the Board, at the Annual Meeting and would instead support the election of a stockholder nominated candidate, Mr. Feng. Mr. Feng is currently one of the three Nominees for which the Participants are soliciting proxies.

On December 7, 2011, a draft of the 2011 Proxy Supplement (as defined below) was distributed to the Board, which draft indicated that the Company would remove Mr. Sherwood from the slate of Board nominees for the Annual Meeting.

…On December 20, 2011, the Delaware Court of Chancery issued a memorandum opinion and granted Ned Sherwood’s and ZS EDU L.P.’s motion for a temporary restraining order to postpone the Annual Meeting until January 10, 2012 at 9:00 a.m. Beijing Standard Time.”

5.	Please revise this section to provide additional context to the following statements made in Mr. Sherwood’s letter:

•

“It is unfortunate when an outside director is attacked because he challenges the views of management…” (page 4 emphasis added). “As I have been attacked unfairly,…” (page 5). Describe the specific Board action Mr. Sherwood references in this statement and why he believes it was unfair. If Mr. Sherwood is referring to the Company’s removal from the Company’s slate of director nominees, disclose why the Company did so.

•

“My actions were totally appropriate and fully consistent with Company policy.” (page 4). Please revise the disclosure to provide support for such statement given the Company’s disclosure in its additional definitive materials filed on December 8 and 14, 2011.

•

“It is unfortunate that any substantive dissent will not be tolerated on the Board.” (page 5 emphasis added). Please revise this section to describe what is meant by the italicized terms. What is the substance of the dissent referenced here?

•

“As a Board member and independent outside director, I have become uncomfortable with many of the recent actions of senior management, the Company’s legal counsel and several members of the Board… I believe that the current corporate and legal governance issues are undermining the Company’s shareholder value.” (page 5 emphasis added). Please disclose the specific actions referenced in this statement and why Mr. Sherwood believes such actions are undermining shareholder value.

Response:

In response to each of the comments set forth in this comment 5, Mr. Sherwood has supplemented the Revised Proxy Statement with the following disclosure:

“Mr. Sherwood and Ron Chan, the Chairman and Chief Executive Officer of the Company, have disagreed on a number of things, most notably the unsolicited offer received by the Board on August 1, 2011. Mr. Sherwood does not believe that the offer provides stockholders full and fair value, and has repeatedly voiced this opinion with his fellow Board members. On September 25, 2011, Mr. Sherwood requested, on behalf of the Audit Committee, that the Audit Committee select an appraisal firm to provide the Audit Committee with a formal estimate of the appropriate valuation range for the Company. Later that day, the Board removed Mr. Sherwood from the Audit Committee.

In addition, Mr. Sherwood has consistently urged the Company and the other members of the Board to execute on the Company’s previously-announced $50 million stock buy-back plan, yet it is Mr. Sherwood’s belief that the Company has repurchased less than 10% of the announced buy-back shares to date. Finally, Mr. Sherwood has questioned the timing of formation and the composition of the Board’s Special Committee.

Mr. Sherwood strongly believes that the Company’s accusations regarding alleged violations of Company policy when he purchased 107,305 shares of Common Stock on August 12, 2011 are an attempt to punish a member of the Board who exercised independent judgment. First, on August 12, 2011, Mr. Sherwood received the express approval to purchase the shares of Common Stock in question from the Company’s Chief Financial Officer and Insider Trading Compliance Officer, who had complete knowledge of all of the relevant facts that Mr. Sherwood did. Second, one week before Mr. Sherwood purchased the shares of Common Stock, he had received legal advice from counsel that the presentation of the unsolicited offer referenced in the 2011 Proxy Supplement would not be material so as to prevent the Company from purchasing shares of Common Stock in the open market. Third, at the time Mr. Sherwood purchased the shares of Common Stock in question, there was no blackout in effect, and the Company itself was engaged in an active share repurchase program that had not been suspended. Fourth, immediately prior to Mr. Sherwood’s purchase of the shares of Common Stock in question on August 12, 2011, he advised both the Chairman and President of the Company, as well as two other Board members, of his intention to purchase shares of Common Stock, and no one indicated to Mr. Sherwood that there was any issue in so doing. Fifth, at a Board meeting on August 5, 2011, the unsolicited offer referenced in the 2011 Proxy Supplement was discussed at length, and management reported that it expected to continue purchasing shares of Common Stock in the marketplace as soon as possible. Company counsel was present and actively participated in this Board meeting and said nothing about the unsolicited offer constituting material non-public information that would prevent the Company from purchasing shares of Common Stock in the market. Finally, during the Company’s second quarter earnings call, Mr. Chan reiterated the Company’s intent to buy shares of Common Stock: ‘We fully expect to return to the market as soon as our blackout period ends [August 11, 2011].’ Specifically, he stated that the Company’s ‘intention is to complete that [buyback program] within 12 months.’”

6.	In the sixth paragraph on page 5, Mr. Sherwood indicates that his nominees “will add more independence to the Board as a whole” and “[t]his is necessary…to offset the hand-picked candidates added to the Board by the Chairman.” We note that four of the Company’s six nominees are identified in the Company’s proxy statement as independent directors. Please revise the disclosure in the background section to identify by name these “hand-picked candidates,” indicate whether they are one of these four independent directors, and why, in light of their status as independent directors, Mr. Sherwood believes they are not independent, as clearly implied by the above statements.

Response:

We respectfully note for the Staff that while the Company represents that the other independent members of the Board meet the legal NASDAQ requirements for independence, we believe there exists both independence in law and independence in fact. Independence in fact occurs when you have a properly constituted board of directors that engages in thoughtful discussion and disagreement, free from fear of retribution. Specifically, the disclosure referenced in the Staff’s comment was addressed with regard to the Board’s action, on October 3, 2011 (which, we note for the Staff, was three days after the Company adopted its poison pill shareholder rights plan), to expand the Board from 5 to 7 and to fill the newly created vacancies with Mr. Stephen Markscheid and Ms. Hope Ni. As a basis for the disclosure noted in the Staff’s comment, we note that (i) the Nominating and Corporate Governance Committee consists of one director, Justin Tang, who has, to the knowledge of Mr. Sherwood, never disagreed with Mr. Chan on any motion put before the Board, (ii) Ms. Ni is a close, personal friend of Justin Tang, and (iii) Mr. Markscheid was appointed to the Board on the advice of the Company’s outside counsel, Loeb & Loeb, who has consistently aided Mr. Chan in his attempts to remove Mr. Sherwood from the Board.

In addition, in response to the Staff’s comment, Mr. Sherwood has supplemented the Revised Proxy Statement with the following disclosure:

“While Mr. Stephen Markscheid and Ms. Hope Ni meet, according to the Company’s 2011 Proxy Statement, the independence requirements of NASDAQ, Mr. Sherwood believes they are not truly independent from Mr. Chan in that they have not, to date, evidenced any willingness to exercise independent judgment or otherwise disagree with the decisions of Mr. Chan.”

7.	Revise the disclosure in this section to describe the “poison pill” referenced in paragraph number 6 on page 6 and to explain why Mr. Sherwood wants it eliminated. If he believes it is removing independent voices from the Board, supplement the disclosure to provide support for such belief.

Response:

We respectfully note for the Staff the relevant disclosure reads “[e]liminate the ‘poison pill’ and stop Board action to remove independent voices from the Board” (emphasis added) and believe the disclosure is appropriately disjunctive. In addition, in response to the Staff’s comment, Mr. Sherwood has supplemented the Revised Proxy Statement with the following disclosure:

“The shareholder rights plan, or poison pill, seeks to prohibit any stockholder or group of stockholders from gaining beneficial ownership of greater than 15% of the Common Stock of the Company. Mr. Sherwood believes that such poison pill limits stockholders’ ability to act together to influence the Board and direction of the Company, and is therefore not in the best interest of stockholders.”

Litigation Related to the Solicitation, page 7

8.	Disclosure in this section indicates that Mr. Sherwood and ZS EDU L.P. filed a motion for a temporary restraining order seeking to postpone briefly the Annual Meeting, currently scheduled for December 21, 2011. Revise to disclose what is meant by the term “briefly.”

Response:

In response to the Staff’s comment, Mr. Sherwood has amended and restated the last sentence under the section titled “Litigation Related to the Solicitation” in Revised Proxy Statement with the following disclosure:

“Along with his Verified Complaint, Mr. Sherwood and ZS EDU L.P. also filed a motion for a temporary restraining order seeking to postpone the Annual Meeting, currently scheduled for December 21, 2011 until January 20, 2012 at 9:00 a.m. Beijing Standard Time, which is January 19, 2012 at 8:00 p.m. U.S. Eastern Standard Time, and a motion for expedited proceedings and for scheduling a preliminary injunction hearing so that the Delaware Court of Chancery may reach these various issues and order appropriate relief, including without limitation, that Defendants make corrective disclosures sufficiently before the Annual Meeting so that Company stockholders can have sufficient time to consider both the corrected information as well as Mr. Sherwood’s competing slate of director nominees before exercising their vote at the meeting.

On December 20, 2011, the Delaware Court of Chancery issued a memorandum opinion and granted Mr. Sherwood’s and ZS EDU L.P.’s motion for a temporary restraining order to postpone the Annual Meeting until January 10, 2012 at 9:00 a.m. Beijing Standard Time.”

Proposal 3…,page 9

Proposal 4…, page 9

9.	Please disclose in these two sections why Mr. Sherwood is not making any recommendation on these two proposals given that as a member of the Board and as Chairman of the Compensation Committee, he recommended in the definitive proxy statement filed by the Company on November 15, 2011, that shareholders vote for these two advisory resolutions.

Response:

In response to the Staff’s comment, the Revised Proxy Statement has been amended such that Mr. Sherwood recommends “FOR” the ratification of the appointment of Deloitte Touche Tohmatsu CPA Ltd as the Company’s auditors, “FOR” the advisory vote approving executive compensation and “FOR” advisory votes to approve executive compensation to occur every three (3) years.

Attached as Exhibit A hereto please find the acknowledgment requested in the Comment Letter.

We appreciate your prompt attention to this matter. If we can be of any further assistance, or if you have any questions regarding the concerns detailed in this letter, please do not hesitate to call me at (202) 887-3646.

Sincerely,

/s/ Brian J. Lane
Brian J. Lane

BL/abh

EXHIBIT A

ACKNOWLEDGMENT

On behalf of the Filers (as defined below), the undersigned hereby acknowledge that (i) Ned Sherwood, ZS EDU L.P., ZS EDU GP LLC, Robert Horne, Derek Feng and Daniel Tseung (collectively, the “Filers”) are responsible for the adequacy and accuracy of the disclosure in the Preliminary Proxy Statement on Schedule 14A (the “Filing”); (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and (iii) the Filers may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Capitalized terms shall have the meaning set forth in the Filing.

Ned L. Sherwood

By:	/s/ Ned L. Sherwood
Name:	Ned L. Sherwood

ZS EDU L.P.

By:	/s/ Ned L. Sherwood
Name:	Ned L. Sherwood
Title:	Manager of the General Partner, ZS EDU GP LLC

ZS EDU GP LLC

By:	/s/ Ned L. Sherwood
Name:	Ned L. Sherwood
Title:	Manager

Robert Horne

By:	/s/ Robert Horne
Robert Horne